Exhibit 99.2

Certain Information Regarding the Non-Convertible Unsecured Bonds and the Registrant.

14.	Information about the Offering and the Company

14.1	Information about this Shelf Offering Report

This Shelf Offering Report is part of a Shelf Prospectus that we filed with the Israeli Securities Authority, or ISA, on May 10, 2016, using a "shelf" registration process. Under this process, we may sell, from time to time, any combination of the securities described in the Shelf Prospectus in one or more offerings.

This Shelf Offering Report provides specific information about the offering by us of up to 468,000 units, each consisting of Series G Debentures, at terms and quantities as described in Section 14.3 below.

The Series G Debentures offered under this Shelf Offering Report will be offered only in Israel and will not be offered or sold in the United States and/or to a U.S. Person, as such term is defined in Regulation S promulgated under the U.S. Securities Act of 1933, as amended (the "Securities Act").

We have engaged with certain accredited investors  (“Accredited Investors”) in a preliminary engagement, pursuant to which we received an undertaking from such Accredited Investors to submit orders to purchase a total of no less than 400,000 units (constituting 85.47% of the units offered to the public) in different interest rates however in any event such interest rate shall not exceed 2.79%. In the event of over-allotment of up to 5 times, we will allocate to each such Accredited Investor 100% of the units he undertook to purchase hereunder. In the event of over-allotment exceeding 5 times, we will allocate to each such Accredited Investor 50% of the units he undertook to purchase hereunder. If the number of Series G Debentures remaining for allocation shall be insufficient for allocation to the Accredited Investors as provided above, the allocation to each such Accredited Investor shall be on a pro-rata basis compared to the aggregate undertakings of such Accredited Investors bearing the same interest rate. The allocation to Accredited Investors will be made in the standard interest rate, as determined in the public tender.  Such Accredited Investors will be entitled to an early commitment fee at a rate of 0.7% of the immediate consideration received for the units in relation to which the Accredited Investors have committed to submit orders.

The Shelf Offering Report may add, update or change information contained in the Shelf Prospectus. Generally, when we refer to the prospectus, we are referring to both this Shelf Offering Report and the Shelf Prospectus. You should read both this Shelf Offering Report and the Shelf Prospectus, together with the additional information described in the Shelf Prospectus under the heading "Where You Can Find More Information."

14.2	Forward-Looking Statements

Some of the information contained in this Shelf Offering Report and in the base Shelf Prospectus contains "forward-looking statements" within the meaning of Section 27A to the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including with respect to our business, financial condition and results of operation. Such forward-looking statements reflect our current view with respect to future events and financial results. In some cases, you can identify these statements by forward-looking words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate," and "potential", among others, and these and similar expressions are intended to identify forward-looking statements.

Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management and are therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause actual results, performance, levels of activity, achievements or industry results to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.

Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified in the "Risk Factors" section that appears as Section 14.4 below and in "Item 3.D―Risk Factors" of our annual report on Form 20-F for the year ended December 31, 2015 which we filed with the U.S. Securities and Exchange Commission and the ISA on May 11, 2016 (the "2015 20-F") and which is incorporated by reference in this Shelf Offering Report, and in any of the documents incorporated therein by reference.

This Shelf Offering Report relates to the offering of Series G Debentures at terms and quantities as described in section 14.3 below.

14.3	Summary Terms of the Offer

Securities Offered	Up to NIS 468 million principal amount of un-secured Series G Debentures.
Denomination	The Series G Debentures will be issued in NIS units, each in the principal amount of NIS 1,000.
Price Per Unit	NIS 1,000 per unit, offered at a price equal to 95% of their nominal value, i.e. NIS 950 per unit.
Principal Payment Dates
Principal is payable in seven semi-annual consecutive equal installments, on March 31 and September 30 of each of the years 2020 through 2022 and on March 31, 2023, such that the last installment shall be paid on March 31, 2023. Each of the first six installments of the principal amount (inclusive) shall be equal to 14.286% of the principal amount and the seventh and last installment shall be equal to 14.284% of the principal amount.  The principal is not linked to any index.

Interest Rate	To be determined by public tender, and in any event not more than 2.79% per year. The interest is not linked to any index.
Interest Payment Dates
Interest on the outstanding principal of the Series G Debentures is payable in thirteen semi-annual consecutive equal installments, on March 31 and September 30, such that the first installment shall be paid on March 31, 2017 and the last installment shall be paid together with the payment of the last installment of the principle amount on March 31, 2023.

Linkage	None.
Ranking	ilA, as rated by Standard and Poor's Maalot LTD.
Redemption	We will be entitled to call the Series G Debentures, in whole or in part, for redemption prior to maturity.
Buyback
The Company may at any time repurchase Series G Debentures from some holders and under such terms as it shall deem fit and the repurchased debentures shall automatically expire, be delisted from trading on the TASE and the Company shall not be entitled to re-allocate them. In addition, a subsidiary of the Company, a related company, an affiliated company, the controlling shareholder of the Company (directly or indirectly), his relative, a company under the control of either one of them or a company under the Company's control may purchase or sell Series G Debentures in their discretion in accordance with any applicable law, and such debentures shall be their property, shall not be delisted from trade and shall be transferable as all other Series G Debentures.

Trading	Tel Aviv Stock Exchange (the "TASE"). We have applied to list the Series G Debentures for trading on the TASE and received TASE approval in principal for such listing.
Use of Proceeds
We intend to use the net proceeds from the offering to early prepay our debt and obligations to Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M. (the "Secured Banks") totaling approximately $78 million as of March 31, 2016, such that upon such prepayment to the Secured Banks, all of the liens registered in favor of the Secured Banks as collateral for our debt and obligations shall be cancelled. If the net proceeds will not suffice for the purpose hereof, we will fund from our cash balance the amount required for the prepayment of our debt and obligations to the Secured Banks. If the net proceeds will be higher than said debt and obligations, we will have the right to use the proceeds in excess in accordance with our sole discretion for general corporate working capital purposes and expanding our manufacturing capacity.

Covenants and Negative Pledge
Covenants: For details concerning the Company's financial covenants see Section 1.1 of Annex a to the trust deed.
Negative Pledge: We don’t give the bondholders any specific or fixed charge, lien or pledge on any of our assets. However, we have undertaken that in case we will raise any future debt by issuing additional Series G Debentures, it will be un-secured and ranked pari passu with the current holders of Series G Debentures and that if we wish to create fixed or floating liens on our existing or future assets in favor of any third party we will be required to receive the prior consent of the holders of Series G Debentures by ordinary majority. Notwithstanding the foregoing, the Company may create additional lien over its assets as detailed above, subject to certain exemptions as detailed in the trust deed. For additional information see Section 5.6.1 to the trust deed.

Governing Law	Laws of the State of Israel.
Trustee	Reznik Paz Nevo Trusts Ltd.

14.4	Risk Factors

In addition to the below described risks related to the offering, please see "Risk Factors" in Chapter 3 to the base Shelf Prospectus and "Item 3.D―Risk Factors" to our 2015 20-F.

The Series G Debentures are un-secured and subordinated to our indebtedness to a few secured creditors.

The Series G Debentures are unsecured and are subordinated to a few obligations of Tower, including to any obligations to the Investment Center of the Israeli Ministry of Economy under the Investment Center’s "Approved Enterprise" program in relation to Fab 2’s investments for the years 2006-2012 (the "Approved Program"), under which Tower received grants amounting as of the date hereof to approximately $37 million and to any secured indebtedness from time to time outstanding and permitted under Section 5.6 to the trust deed. In addition, if we are unable to fully repay our debt to the Secured Banks and have all of the liens registered in favor of the Secured Banks for securing our debt and obligations thereto cancelled, then the Series G Debentures will also be subordinated to the prior payment of our unpaid debt to the Secured Banks under our facility agreement, as amended. As a result, upon any distribution to our creditors, in liquidation or reorganization or similar proceedings, these secured creditors will be entitled to be paid in full before any payment may be made with respect to our outstanding debentures. In any of these circumstances, we may not have sufficient assets remaining to pay amounts due on any or all of our debentures then outstanding. The terms of the indenture permit the Trustee to initiate legal proceedings against us in certain cases. If we default on the Series G Debentures, or in the event of bankruptcy, liquidation or reorganization, then, to the extent that we have granted security over our assets, the assets that secure these debts will be used to satisfy the obligations under that secured debt before we could make payment on the Series G Debentures. If there is not enough collateral to satisfy the obligations of the secured debt, then the remaining amounts on the secured debt would be shared equally among all unsubordinated unsecured indebtedness.

An active trading market for the Series G Debentures may not develop.

Though we have applied for the listing of the Series G Debentures on the TASE, and although an active trading market developed for our previously issued Series F Debentures, an active trading market in the Series G Debentures may not develop. If a trading market does not develop, purchasers of the Series G Debentures may not be able to sell them. Even if a trading market for the Series G Debentures develops, the liquidity of any market for the Series G Debentures will depend upon the number of holders of the Series G Debentures, our performance, the market for similar securities, the interest of securities dealers in making a market in the Series G Debentures and other factors. Accordingly, no assurance can be given as to the liquidity or market price of, or adequate trading markets for, the Series G Debentures.

Although we expect to list the Series G Debentures being offered under this Shelf Offering Report on the TASE, there are restrictions on your ability to transfer or resale Series G Debentures in the United States without registration under applicable U.S. federal and state securities laws.

The Series G Debentures being offered under this Shelf Offering Report are being offered and sold in Israel pursuant to an exemption from registration under U.S. federal and applicable state securities laws. Therefore, you may transfer or resell the Series G Debentures only in a transaction registered under or exempt from the registration requirements of the U.S. federal and applicable state securities laws. In addition, we have not agreed or otherwise undertaken to register the Series G Debentures with the U.S. Securities and Exchange Commission.

Your right to receive payments on the Series G Debentures will be subordinated to certain statutory liabilities.

We are incorporated under the laws of the State of Israel and any insolvency proceedings would proceed under, and be governed by, Israeli insolvency laws. Under Israeli bankruptcy law, the obligations under the Series G Debentures are subordinated to certain statutory preferences. In the event of liquidation, such statutory preferences will have preference over any other claims, including claims by any investor in respect of the Series G Debentures. In addition, the Series G Debentures are unsecured and therefore statutorily subordinated to our secured creditors (See "The Series G Debentures are subordinated to our indebtedness to secured creditors" above).

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to the Series G Debentures could cause the liquidity or market value of the Series G Debentures to decline significantly.

Standard & Poor’s, Maalot Ltd. or Standard & Poor’s Maalot, an Israeli rating agency which is 100% held by S&P Global Ratings, assigned a rating of ilA for the Series G Debentures and for our Company for an amount of up to an aggregate principal amount of NIS 468 million of Series G Debentures. The ratings may not reflect the potential impact of all risks related to the structure, market, additional risk factors discussed herein and other factors that may affect the value of the Series G Debentures. A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal by the rating agency at any time. We cannot assure you that such rating will remain for any given period of time or that the rating will not be lowered or withdrawn entirely by Standard & Poor’s Maalot or any other rating agency if in such rating agency’s judgment future circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant. A suspension, reduction or withdrawal at any time of the rating assigned to the Series G Debentures by Standard & Poor’s Maalot may adversely affect the cost and terms and conditions of our financings and could adversely affect the value and trading of the Series G Debentures.

The instruments governing our debt, including the Series G Debentures, contain cross-default provisions that may cause all of the debt issued under such instruments to become immediately due and payable as a result of a default under an unrelated debt instrument.

The indenture governing the Series G Debentures contains certain covenants, and instruments governing our other debt also contain covenants and, in some cases, require us to meet certain financial ratios. Any failure to comply with these covenants could result in an event of default under the applicable instrument, which could result in the related debt and the debt issued under other instruments becoming immediately due and payable. In such event, we would need to raise funds from alternative sources, which may not be available to us on favorable terms, on a timely basis or at all. Alternatively, any such default could require us to sell our assets or otherwise curtail operations in order to satisfy our obligations to our creditors.

14.5	Ratio of Earnings to Fixed Charges

Our ratios of earnings to fixed charges in accordance with US GAAP for the periods presented are as follows:

	Three Months Ended March 31,	Year Ended December 31,
	2016(unaudited)	2015 (audited)	2014 (audited)	2013 (audited)	2012 (audited)	2011 (audited)
Ratio of earnings to fixed charges (*)	6.50 (A)	(B)	(C)	(D)	(E)	1.07

(*)      For the purpose of these calculations, earnings are the pretax income from continuing operations. Fixed charges consist of the sum of interest expenses, amortized discounts and accretion related to indebtedness

	(A) Pretax income from continuing operations for the three months ended March 31, 2016 excludes bargain gain from acquisition of $41 million.

(B)     Earnings as adjusted were inadequate to cover fixed charges by $41.4 million for 2015. Fixed charges for 2015 exclude non cash financing expenses associated with Series F Debentures' acceleration of beneficial conversion feature of $81 million.

(C)     Earnings as adjusted were inadequate to cover fixed charges by $192.5 million for 2014. Pretax income from continuing operations for 2014 excludes bargain gain from acquisition of $166 million. Fixed charges for 2014 exclude non cash financing expenses associated with accelerated conversion of Series F Debentures of $18 million.

(D)     Earnings as adjusted were inadequate to cover fixed charges by $117.4 million for 2013.

	(E) Earnings as adjusted were inadequate to cover fixed charges by $62.9 million for 2012.

14.6	Capitalization and Indebtedness

The following table sets forth our long-term debt, debentures and capitalization as presented in our balance sheet as of March 31, 2016 and "As Adjusted" to give effect to this offering. The information in this table should be read in conjunction with and is qualified by reference to the consolidated financial statements and other financial information incorporated by reference into this Shelf Offering Report. The "As adjusted" amounts do not include any issuance expenses.

	As of March 31, 2016
	(US dollars in thousands)
	Actual	As Adjusted
Long-term bank loans (including current maturities)	248,948	248,948
Debentures (including current maturities)	53,403	$171,459
Long-term customers’ advances	28,444	28,444
Other long-term liabilities	112,141	112,141
Shareholders’ equity:
Ordinary Shares, NIS 15.00 share par value*	342,520	342,520
Additional paid-in capital	1,304,090	1,304,090
Capital notes	48,553	48,553
Accumulated stock based compensation	61,644	61,644
Accumulated other comprehensive loss	(396)	(396)
Foreign currency translation adjustments	(20,685)	(20,685)
Accumulated deficit	(1,208,989)	(1,208,989)
Treasury stock, 86,667 shares	(9,072)	(9,072)
Shareholders’ equity	$517,665	$517,665
Non controlling interest	(13,298)	(13,298)
Total equity	504,367	504,367
Total capitalization	$947,303	$1,065,359

_____________

*150 million authorized shares; approximately 86.34 million issued shares and "as adjusted" issued shares; approximately 86.25 million outstanding shares and  "as adjusted" outstanding shares.

The information set forth on an actual basis in the foregoing table excludes the following securities as of March 31, 2016:

(i)	Approximately 6.5 million ordinary shares issuable upon exercise of outstanding options;
(ii)	Approximately 5.2 million ordinary shares issuable upon exercise of outstanding warrants;
(iii)	Up to approximately 5.9 million ordinary shares issuable upon conversion of outstanding debentures; and
(iii)	Approximately 3.0 million ordinary shares issuable upon conversion of equity equivalent capital notes.

14.7	Use of Proceeds

We intend to use the net proceeds from the offering to early prepay our debt and obligations to the Secured Banks, such that upon such prepayment to the Secured Banks, all of the liens registered in favor of the Secured Banks for the secure of our debt and obligations shall be cancelled. If the net proceeds shall be higher than said debt and obligations, we will have the right to use the proceeds in excess in accordance with our sole discretion for general corporate working capital purposes, including expanding our manufacturing capacity.

14.8	Expenses of the Offering

The aggregate amount that we will pay for arrangement fees and our other commissions and expenses in connection with this offering is approximately USD  2.5 million.

14.9	Material Changes

Except as otherwise described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 and in our Reports on Form 6-K subsequently filed or furnished under the Exchange Act and incorporated by reference in this Shelf Offering Report, no material changes have occurred since December 31, 2015.

14.10	Legal Matters

Yigal Arnon & Co., our Israeli counsel, will pass upon matters of Israeli law for us with respect to securities offered by this Shelf Offering Report.  Eilenberg & Krause LLP, New York, New York, will be passing upon matters of United States law for us with respect to securities offered by this Shelf Offering Report.

14.11	Incorporation of Certain Information by Reference

We are allowed to incorporate by reference the information we file with the U.S. Securities and Exchange Commission and the ISA, which means that we can disclose important information to you by referring to those documents. Information incorporated by reference is part of this Shelf Offering Report.

We are incorporating by reference in this Shelf Offering Report the base Shelf Prospectus as well as the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F under the Exchange Act prior to the termination of this offering.

•	Our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on May 11, 2016; and
•	Report of Form 6-K, filed with the SEC on May 9, 2016.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this Shelf Offering Report, you should rely on the statements made in this Shelf Offering Report. All information appearing in this Shelf Offering Report is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

You may obtain a copy of any or all of these filings at no cost, by writing or telephoning us at the following address: Tower Semiconductor Ltd., P.O. Box 619, Migdal Haemek, Israel, 23105, Tel: 972-4-650-6611, E-mail: noit.levi@towerjazz.com, Attention: Investor Relations.

You should rely only on the information contained or incorporated by reference in this Shelf Offering Report or any supplement thereof. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and any arranger or agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Shelf Offering Report is accurate only as of the date on the front cover of this Shelf Offering Report, or such earlier date that is indicated in this Shelf Offering Report. Our business, financial condition, results of operations and prospects may have changed since that date.

14.12	Where You Can Find More Information

Tower’s ordinary shares are listed on the NASDAQ Global Market and Tower is subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, Tower files reports with the SEC, including its annual report on Form 20-F and its interim financial information on Form 6-K on a quarterly basis. Tower also furnishes certain other material information to the SEC on Form 6-K. You may read and copy documents Tower has filed at the Securities and Exchange Commission, including any exhibits and schedules, at the Securities and Exchange Commission’s public reference room at 100 F Street N.E., Washington, D.C. 20549. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on this public reference room. As a foreign private issuer, all documents which were filed after November 4, 2002 on the Securities and Exchange Commission’s EDGAR system are available for retrieval on the Securities and Exchange Commission’s website at http://www.sec.gov. These Securities and Exchange Commission filings are also available to the public on the Israel Securities Authority’s Magna website at http://www.magna.isa.gov.il and from commercial document retrieval services. Tower also generally makes available on its web site (http://www.towerjazz.com) its quarterly and year-end financial statements as well as other information. The information available on Tower’s website is not a part of this Shelf Offering Report. Tower’s ordinary shares are also listed on the TASE. Tower files reports in Israel pursuant to the rules of the Israeli Securities Law for companies that are listed both on the TASE and the NASDAQ. These reports, and any additional Hebrew language reports that Tower may file, are available for public view on the website of the ISA at http://www.magna.isa.gov.il. We undertake no obligation to the holders of the securities being offered by this Shelf Offering Report to publish any reports that are not required by applicable law.